Exhibit 99.14

CONSENT OF MARITZ RYKAART, P.ENG

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

I have reviewed Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp. specifically in relation to the sections relevant to the work of Maritz Rykaart, and am satisfied that the information is consistent with the Los Filos Technical Report effective 31st October 2018.

/s/ Neil Winkelmann
Neil Winkelmann (FAusIMM #323673) on behalf of Maritz Rykaart, P.Eng. (deceased)

Dated: March 24, 2021